Exhibit 99.1

Caesarstone Reports First Quarter 2012 Results

•	Revenues Increase 28.5% to $67.3 million on Strong North America Performance

•	Company Issues 2012 Full Year Guidance for Sales of $292 to $302 million and for Adjusted EBITDA of $67 to $70 million

MP MENASHE, ISRAEL – May 8, 2012 – Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its first quarter, ended March 31, 2012. Pro forma results discussed below attempt to present results as if the acquisition of Caesarstone USA had been completed on January 1, 2011 to allow for comparability.

Revenues in the first quarter of fiscal 2012 increased by 28.5% to $67.3 million compared to $52.4 million in the same quarter in the prior year. This was driven predominantly by the contribution of its former distributor, Caesarstone USA, acquired in May 2011. Pro forma revenues for the quarter increased 11.7% compared to the prior year’s first quarter, with rapid growth in the United States and Canada, up 22% and 69% respectively on that basis. This growth and growth in other regions was partially offset by a 10% decline in Israel against an unusually strong quarter last year. A table detailing regional revenue performance is included below.

Yosef Shiran, Chief Executive Officer, commented, “We are very pleased to report a strong first quarter and expect continued solid performance as the year progresses. Our strategy to shift to a direct distribution model in the United States, Canada and other regions around the world has accelerated our growth, enhanced our diversification, and increased the range and size of our opportunities. We are making investments, particularly in the United States, to rapidly build our brand and business and we remain very focused on continuing to execute well. We expect to drive value to our shareholders by leveraging these investments over time as we extend our global reputation for innovation, quality and service.”

Gross margin in the first quarter increased to 41.8% compared to 38.2% in the prior year, driven primarily by the transition to direct distribution, which generally carries higher gross margins. To a lesser extent, the Company also achieved economies of scale over its fixed manufacturing expenses with increased production volume. The Company noted that adjusting for the impact of $0.8 million of IPO bonus payments and a $0.5 million charge for the excess cost of acquired inventory, this year’s first quarter gross margin was 43.7%. Pro forma adjusted gross margin in the first quarter of last year was 42.6%.

Operating expenses in the first quarter increased to $21.0 million, or 31.2% of revenues, compared to $12.0 million, or 21.7% of revenues in the first quarter of 2011. Adjusting for the impact of $1.1 million of IPO bonus payments and $0.3 million of purchase price adjustment for Caesarstone USA, operating expenses in this year’s first quarter were $19.7 million, or 29.2% of revenues. The increase in adjusted expenses as a percent of sales versus prior year primarily reflects the shift to direct distribution in the United States and the Company’s investment in developing that market. Pro forma adjusted operating expenses in the prior year’s first quarter were $18.0 million, or 29.8% of sales.

Adjusted EBITDA, which eliminates each of the above-mentioned non-recurring items as well as share-based compensation, was $13.7 million, a margin of 20.3%, in the first quarter. This compares to adjusted EBITDA of $11.5 million, a margin of 22.0%, for the same quarter in the prior year. Pro forma adjusted EBITDA in the prior year’s first quarter was $12.3 million, a margin of 20.5%.

Foreign exchange fluctuation caused finance expenses in the first quarter to increase to $1.4 million versus the year-ago quarter’s level of $0.4 million. Taxes in the first quarter of 2012 increased to $0.8 million versus a credit of $0.2 million in the same quarter of last year, which included a one-time tax credit adjustment of $1.8 million related to a new tax benefit regulation in Israel.

The Company’s reported GAAP net income for the first quarter of $4.8 million, or $0.18 per diluted share as compared to net income in the same quarter of the prior year of $8.0 million, or $0.29 per diluted share. The Company’s share count in this year’s first quarter was a weighted average of 27.5 million shares, reflecting the timing of its offering on March 21, 2012.

Adjusted net income for the quarter ended March 31, 2012 was $7.4 million, or $0.27 per diluted share as compared to adjusted net income for the quarter ended March 31, 2011 of $8.5 million, or $0.31 per diluted share. This reduction is entirely attributable to the $2.1 million of increased finance and tax expenses.

The Company noted that its balance sheet as of March 31, 2012 was strong and reflected the receipt of proceeds from its initial public offering, completed on March 21, 2012.

Guidance

The Company also today issued its initial 2012 full Year Guidance for Sales and Adjusted EBITDA. The Company expects to report sales in the range of $292 million to $302 million and to report Adjusted EBITDA in the range of $67 million to $70 million.

Conference Call Details

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today, Tuesday May 8th, 2012, at 8:00 a.m. ET to discuss the results of the first quarter ended March 31, 2012, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at www.viavid.com in the events section. To access in the call, dial toll-free 1-888-430-8685 or +1-719-457-2620 (international). The pass code is 9384742.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 9384742. The replay will be available beginning at 11:00 a.m. ET on Tuesday, May 8, 2012 and will last through 11:59 PM ET May 22, 2012.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other types of interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products , along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products – Classico, Supremo, Motivo and Concetto – are available in over 40 countries around the world. For more information about the Company, please visit our website www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income to adjusted net income is provided below. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; fluctuations in currency exchange rates; delays in manufacturer if our suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact	Company Contact
James Palczynski	Yair Averbuch
ICR, Inc.	Chief Financial Officer
+1 (203) 682-8229	+972 4 6109 217
jp@icrinc.com	yairav@caesarstone.com